UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-33136

EXETER RESOURCE CORPORATION

(Translation of registrant’s name into English)

Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada, V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Exeter Resource Corporation (the “Company”) has restated its annual financial statements in accordance with the requirements of Section 7110 of the Canadian Institute of Chartered Accountants’ Handbook, whereby events which occur subsequent to the date of the original filing of the Company’s annual financial statements must be considered when the Company is filing a prospectus.  On October 8, 2010, the Company filed a preliminary short form prospectus in Canada and in connection with the Canadian prospectus filing restated its annual financial statements in respect of certain items related to the Plan of Arrangement, completed on March 24, 2010 under the British Columbia Business Corporation Act, pursuant to which the Company transferred its Argentine assets to Extorre Gold Mines Limited.  The Company’s annual financial statements are being restated solely because of the Canadian prospectus filing requirements and the Company’s annual financial statements as originally filed with Company annual report on Form 40-F for the year ended December 31, 2009 were not materially inaccurate or incomplete when filed.

For more information regarding the Plan of Arrangement and the restatement of the Company’s annual financial statements, see Note 18 of the Company’s restated audited annual consolidated financial statements for the years ended December 31, 2009 and 2008, including the report of the independent auditor with respect thereto, which are filed as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Restated Audited Annual Consolidated Financial Statements for the years ended December 31, 2009 and 2008, including the Auditor’s Report thereon and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009

99.2	Revised Management Discussion and Analysis for the year ended December 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

Date: October 15, 2010	By:	/s/ Cecil Bond
Cecil Bond
Chief Financial Officer